Century Aluminum Company
                           2511 Garden Road, Suite 200
                               Monterey, CA 93940

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                                                                    May 12, 2003


Re:   Century Aluminum Company (the "Company")-- Withdrawal of
      Registration Statement on Form S-3 (Commission File No. 333-103997)

      Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Company hereby withdraws the Company's Registration Statement on Form S-3, Commission File No. 333-103997 (the "Registration Statement"). In light of current market conditions, the selling shareholders named in the Registration Statement do not have any foreseeable desire to dispose of the shares covered by the Registration Statement, and the Company accordingly has determined not to proceed with the Registration Statement. As the Registration Statement was never declared effective, no shares were ever sold by the selling shareholders pursuant to the Registration Statement.

      Should you require any additional information, please contact the undersigned at (831) 642-9300, or Jeffrey N. Ostrager, Esq. of Curtis, Mallet-Prevost, Colt & Mosle LLP at (212) 696-6918.

                                       Sincerely,

                                       CENTURY ALUMINUM COMPANY


                                              /s/ Gerald J. Kitchen
                                       -----------------------------------
                                       By:    Gerald J. Kitchen
                                       Title: Executive Vice President,
                                              General Counsel and
                                              Chief Administrative Officer